# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ORION ENERGY SYSTEMS, INC., CIK 0001409375
CUSIP: 686275207
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2210 WOODLAND DRIVE, 2210 WOODLAND DRIVE, MANITOWOC, Wisconsin (WI), 54220
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001096906-25-001345
Filed by CIK 0002079883

## Reporting persons
- CONNORS KATHLEEN MARIE: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 165,527; shared voting power 0; sole dispositive power 165,527; shared dispositive power 0; aggregate amount beneficially owned 165,527 (4% of the class)
  Comment: (1) As of the date of this Schedule 13G amendment, the reporting person beneficially owns 165,527 shares of Common Stock, which includes (i) 163,258 shares of Common Stock held directly by the reporting person and (ii) 2,269 shares of Common Stock held by the Kathleen M. Connors 2019 Revocable Trust, dated February 6, 2019 TR, which is beneficially owned by Ms. Connors and over which Ms. Connors has sole voting and dispositive power.
  
  (2) Percentage of class calculated based on an aggregate of 4,104,551 shares of the Issuer's Common Stock issued and outstanding as of November 4, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 5, 2026.

## Item 1. Issuer
Name of issuer: ORION ENERGY SYSTEMS, INC.
Address of issuer's principal executive offices: 2210 WOODLAND DRIVE, 2210 WOODLAND DRIVE, MANITOWOC, WISCONSIN, 54220.

## Item 2. Person Filing
Name of person filing: Kathleen M. Connors
Address of principal business office or, if none, residence: 24 Boston Road, Andover, Massachusetts 01810
Citizenship: Ms. Connors is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 165,527
Percent of class: 4.0%
Sole power to vote or to direct the vote: 165,527
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 165,527
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CONNORS KATHLEEN MARIE: /s/ Kathleen Marie Connors, Self (11/10/2026)